Exhibit 4.6

SECOND AMENDMENT TO

BRERA HOLDINGS PUBLIC LIMITED COMPANY

2022 EQUITY INCENTIVE PLAN

Second Amendment (this “Amendment”) to the Brera Holdings Public Limited Company 2022 Equity Incentive Plan (the “Plan”) is made as of September 16, 2025, in accordance with resolutions adopted by the shareholders of Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”).

This Amendment amends the Plan as follows:

1.	Section 4.1 of the Plan is amended and restated in its entirety to read as follows:

“Subject to adjustment in accordance with Section 11 or otherwise by the Board, a total of 9,000,000 Class B Ordinary Shares shall be available for the grant of Awards under the Plan. Class B Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Class B Ordinary Share for every one (1) Class B Ordinary Share granted in connection with such Award. During the terms of the Awards, the Company shall keep available for issue or transfer at all times the number of Class B Ordinary Shares required to satisfy such Awards.”

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed as of the date set forth above.

BRERA HOLDINGS PLC

By:
Name: Fabio Scacciavillani
Title: Chief Executive Officer